

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Investment Management
100 F Street NE
Washington, DC 20549

January 7, 2014

Matthew Wirig, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

>   Re: TSC UITS 3
>   File Nos. 333-192822 and 811-22719

Dear Mr. Wirig:

On December 13, 2013, you filed a registration statement on Form S-6 for TSC UITS 3 (the "Fund"), consisting of two unit investment trust, TSC Herzfeld Enhanced Dividend Income Closed-End Portfolio 1Q 2014 and TSC Herzfeld Municipal Income Closed-End Portfolio 1Q 2014 (the "Trusts"). We have reviewed the registration statement, and have provided our comments below.

PROSPECTUS

General

1. The Trusts' names include the term "1Q 2014." Please inform the staff the criteria used to determine whether an investment is an appropriate security given the Trusts' names *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act").

Investment Summary — Principal Investment Strategy

2. The first sentence of the Principal Investment Strategy sections for each trust provides that the Trusts will normally invest 80% of their assets in the shares of closed-end investment companies ("Closed-End Funds"). Given certain features of Closed-End Funds, such as no redemption ability and set asset size, please disclose the risks associated with investing in Closed-End Funds.

3. These sections also describe the characteristics of the types of securities in which the Trusts will invest. Please disclose the Trusts' market capitalization policy for its equity investments.

Investment Risks – Municipal Bond Risks (Pages 19-20)

4. The Principal Investment Strategy section for the TSC Herzfeld Municipal Income Closed-End Portfolio 1Q 2014 provides that the Trust will normally invest 80% of its assets in shares of Closed-End Funds that invest at least 80% of their assets in municipal bonds. Please provide additional disclosure about the risk of default for municipal bonds in light of recent budget issues, such as the economic recession, extension pension liabilities, and bankruptcy of several municipalities. Also, please summarize the disclosures in this section in the Principal Investment Strategy summary.

Investment Risks — Investing in Senior Loans (Pages 22 -23)

5. The section states that the Trusts will invest in Closed-End Funds that invest in loans and that the senior loans are generally below investment-grade quality. Please add these disclosures to the Principal Investment Strategy summary, and include the term "junk bonds" when referring to senior loans considered below investment-grade.

GENERAL COMMENTS

6. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel